MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2009

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively. The common shares are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Parrilla, La Encantada, and San Martin mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”) and First Silver Reserve Inc (“First Silver”), as well as the indirect wholly owned subsidiaries of CFM: First Majestic Plata, S.A. de C.V. (“FM Plata”), Mineral El Pilón, S.A. de C.V. (“El Pilón”), Minera La Encantada, S.A. de C.V. (“La Encantada”) and Majestic Services, S.A. de C.V. (“Majestic Services”). Our sole Canadian subsidiary, First Silver, underwent a wind up and distribution of assets and liabilities in December 2007; however, First Silver has not been dissolved pending the outcome of litigation in which it is involved as the plaintiff, described herein in the Liquidity section.

QUALIFIED PERSONS

Unless otherwise indicated, Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine can be found on the Company’s web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

Suite 1805, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: acctg@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of November 12, 2009, unless otherwise stated.

FINANCIAL PERFORMANCE AND HIGHLIGHTS

  Consolidated gross revenue for the third quarter ended September 30, 2009, prior to smelting and refining charges and metal deductions, increased 22% to $16.8 million (US$15.4 million) compared to $13.9 million (US$13.3 million) in the third quarter of 2008, and $15.8 million (US$13.5 million) in the second quarter of 2009.

  Total production for the quarter ended September 30, 2009 was 1,089,481 ounces of silver equivalents consisting of 935,996 ounces of silver, 732 ounces of gold, 1,690,354 pounds of lead and 8,913 pounds of zinc. This compares to the 840,918 ounces of silver equivalents produced in the quarter ended September 30, 2008, which consisted of 719,399 ounces of silver, 536 ounces of gold and 1,518,271 pounds of lead. Total production for the quarter ended June 30, 2009 was 957,936 ounces of silver equivalents which included 827,720 ounces of silver, 746 ounces of gold and 1,493,162 pounds of lead.

  In the third quarter ended September 30, 2009, the Company sold 1,018,417 silver equivalent ounces including 38,088 ounces of coins, ingots and bullion, with a combined average price of $16.54 (US$15.07) per ounce compared to 850,461 equivalent ounces of silver (with no coin sales) in the quarter ended September 30, 2008 at an average price of $16.29 (US$15.64) per ounce and 1,073,129 equivalent ounces, with 103,867 ounces of coins, ingots and bullion (none in 2008), at a combined average price of $14.70 per ounce (US$12.60) in the second quarter ended June 30, 2009. The average spot price of silver in the third quarter of 2009 was US$14.69 per ounce compared to US$15.09 per ounce in the third quarter of 2008, and US$13.76 per ounce in the second quarter ended June 30, 2009.

  Sales revenue (after smelting and refining charges and metals deductions) for the quarter ended September 30, 2009 was $13.7 million, an increase of 27% compared to $10.8 million for the quarter ended September 30, 2008. Smelting and refining charges and metal deductions decreased to 19% of gross revenue in the third quarter ended September 30, 2009 compared to 22% in the third quarter ended September 30, 2008 but increased slightly from 17% of gross revenue in the second quarter ended June 30, 2009. Average smelting charges for doré in the quarter ended September 30, 2009 were US$0.54 per equivalent silver ounce whereas for concentrates they were US$4.34 per equivalent silver ounce.

  The Company generated net income of $1.8 million or $0.02 per common share for the quarter ended September 30, 2009 compared to a net loss of $0.4 million or $(0.01) per common share for the quarter ended September 30, 2008, and a net income of $1.0 million or $0.01 per common share for the second quarter ended June 30, 2009. The net income for this quarter was after recording non-cash stock-based compensation expense of $0.5 million, a foreign exchange loss of $0.4 million, and an income tax recovery of $0.6 million.

  Direct cash costs per ounce of silver for the quarter ended September 30, 2009 decreased to US$5.56 per ounce of silver, compared to US$7.65 per ounce of silver for the quarter ended September 30, 2008. During the quarter ended September 30, 2009, the Company’s operations achieved operational efficiencies including reductions in production costs per tonne and cash costs per ounce. Direct cash costs for the quarter ended June 30, 2009 and the nine months ended September 30, 2009 were US$6.31 per ounce and US$5.58 per ounce, respectively.

  Mine operating earnings for the quarter ended September 30, 2009 increased 141% to $4.1 million, an increase of $2.4 million, compared to mine operating earnings of $1.7 million for the quarter ended September 30, 2008, and mine operating earnings of $1.7 million for the quarter ended June 30, 2009.

  The Company had operating income of $1.9 million for the third quarter ended September 30, 2009 compared to an operating loss of $0.8 million for the quarter ended September 30, 2008, an increase of $2.8 million or 329%. The operating loss for the second quarter ended June 30, 2009 was $1.2 million.

  During the third quarter of 2009, the commissioning process was initiated at the new process plant at the La Encantada Silver Mine and is expected to conclude during the fourth quarter. Once completed, this new plant will have a capacity of 3,500 tonnes per day (tpd) and will be producing over four million ounces of silver annually.

  Total capitalized construction in progress at La Encantada at September 30, 2009 consisted of $24.4 million (US$21.7 million) with a further $2.7 million (U$2.5 million) advanced to contractors for equipment.

  During the quarter ended September 30, 2009, the Company invested $4.1 million in its mineral properties, including $1.7 million in Mineral La Encantada, $1.8 million in La Parrilla and $0.6 million in San Martin, and a further $6.9 million in additions to plant and equipment on a cash basis. This compares to $11.3 million invested in its mineral properties, and a further $8.5 million in additions to plant and equipment in the quarter ended September 30, 2008. $3.2 million was invested in mineral properties, and a further $5.9 million in additions to plant and equipment in the second quarter ended June 30, 2009.

  In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011 and 334,239 warrants expire on September 16, 2011. Finder's fee in the amount of $101,016 and 50,000 warrants were paid in respect to a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011. The net proceeds of the offering are being used for general working capital purposes.

  During the third quarter of 2009, the Company reduced current liabilities by $19.1 million by (1) derecognizing $14.3 million pursuant to a consent order with respect to the vendor liability and interest relating to the acquisition of First Silver. The consent order requires that the $14.3 million be held in trust pending the outcome of litigation. These funds will be accessible to the Company in the event of a favourable outcome to the litigation; (2) settling certain other current liabilities amounting to $2.7 million by the issuance of 1,191,852 common shares of the Company at a value of $2.30 per share; and (3) through reductions of accounts payable and accrued liabilities by $2.1 million;

  In August 2009, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, US$1.5 million was advanced against the Company’s lead production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required.

  In September 2009, First Majestic agreed to acquire Normabec Mining Resources Ltd. (“Normabec”). The acquisition will be an all-share transaction by way of plan of arrangement (the "Arrangement"). The agreement provides that First Majestic will acquire Normabec in exchange for the issuance directly to Normabec's shareholders of 0.060425 First Majestic shares for each Normabec common share outstanding. Normabec's primary asset is the Real de Catorce Silver Project which is located in the northern portion of San Luís Potosí State, Mexico. The proposed Arrangement was approved by Normabec shareholders on November 6, 2009, received court approvals on November 9, 2009, and is expected to close on November 13, 2009.

  In October 2009, the Company entered into an agreement for two loan facilities totaling $53.8 million Mexican pesos (CAD$4.3 million) from the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI). Funds from these loans will be used for the completion of the 3,500 tpd cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $47.1 million Mexican pesos (CAD$3.7 million), bears interest at the Mexican interbank rate plus 7.51% per annum and is repayable over a 60-month period. The working capital loan, for up to $6.7 million Mexican pesos (CAD$0.6 million), bears interest at the Mexican interbank rate plus 7.31% per annum and is a 90-day revolving loan.

The loans are secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

The subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Cuitaboca Silver Project Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for the above)	(holding company for all of the above)	(holding company for the above)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars. U.S. dollar results are translated using the U.S. dollar rates on the dates which the transactions occurred.

MINING OPERATING RESULTS

Quarter Ended September 30,		CONSOLIDATED FIRST MAJESTIC RESULTS
2009	2008
215,459	170,298	Ore processed/tonnes milled	636,379	542,691
205	196	Average silver grade (g/tonne)	208	282
66%	67%	Recovery (%)	63%	55%
935,996	719,399	Silver ounces produced	2,693,679	2,724,578
732	536	Gold ounces produced	1,969	1,258
57,503	31,034	Equivalent ounces from gold	140,843	69,175
1,690,354	1,518,271	Pounds of lead produced	5,012,255	5,363,719
95,112	90,485	Equivalent ounces from lead	252,142	342,363
8,913	-	Pounds of zinc produced	8,913	401,297
870	-	Equivalent ounces from zinc	870	22,979
1,089,481	840,918	Total production - ounces silver equiv.	3,087,535	3,159,095
1,018,417	850,461	Ounces of silver equivalents sold (1)	3,088,141	2,767,122
$5.56	$7.65	Total US cash cost per ounce (2) (3)	$5.58	$5.70
6,597	8,876	Underground development (m)	16,126	22,045
1,017	26,666	Diamond drilling (m)	6,428	57,246
$37.53	$49.42	Total US production cost per tonne (3)	$35.71	$45.27

Quarter Ended September 30,		LA ENCANTADA RESULTS
2009	2008
68,481	62,406	Ore processed/tonnes milled	213,518	178,481
256	244	Average silver grade (g/tonne)	268	367
48%	62%	Recovery (%)	50%	48%
268,973	287,668	Silver ounces produced	917,270	1,014,813
-	-	Gold ounces produced	-	-
-	-	Equivalent ounces from gold	-	-
536,454	777,099	Pounds of lead produced	2,008,538	2,117,312
27,717	46,927	Equivalent ounces from lead	93,545	131,406
-	-	Pounds of zinc produced	-	-
-	-	Equivalent ounces from zinc	-	-
296,690	334,595	Total production - ounces of silver equiv.	1,010,815	1,146,219
300,003	321,910	Ounces of silver equivalents sold	1,007,973	1,092,142
$7.29	$3.52	Total US cash cost per ounce (2) (3)	$5.84	$3.50
3,637	2,232	Underground development (m)	7,964	5,388
-	2,662	Diamond drilling (m)	2,397	5,941
$46.51	$47.78	Total US production cost per tonne (3)	$42.89	$51.69
(1) (2) (3)

Includes (46,183) ounces in the third quarter ended September 30, 2009 and (5,905) ounces in the nine months ended September 30, 2009 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations.
The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below
Cash Costs do not include smelting; production costs per tonne include smelter charges.

Quarter Ended September 30,		LA PARRILLA RESULTS
2009	2008
72,988	51,822	Ore processed/tonnes milled	202,442	179,771
218	213	Average silver grade (g/tonne)	211	300
74%	65%	Recovery (%)	71%	57%
378,680	241,128	Silver ounces produced	971,981	985,525
123	275	Gold ounces produced	494	567
17,189	15,999	Equivalent ounces from gold	42,441	31,485
1,153,900	737,908	Pounds of lead produced	3,003,717	3,082,015
67,395	43,334	Equivalent ounces from lead	158,597	199,341
8,913	-	Pounds of zinc produced	8,913	-
870	-	Equivalent ounces from zinc	870	-
464,134	300,461	Total production - ounces of silver equiv.	1,173,889	1,216,352
445,044	319,900	Ounces of silver equivalents sold	1,169,899	1,092,142
$3.65	$9.51	Total US cash cost per ounce (1) (2)	$4.44	$4.99
1,941	4,347	Underground development (m)	5,728	8,900
530	18,160	Diamond drilling (m)	2,568	37,276
$38.07	$56.13	Total US production cost per tonne (2)	$38.11	$43.46

Quarter Ended September 30,		SAN MARTIN RESULTS	Year to Date September 30,
2009	2008
73,990	56,071	Ore processed/tonnes milled	220,420	184,440
145	127	Average silver grade (g/tonne)	148	185
84%	89%	Recovery (%)	76%	66%
288,343	190,603	Silver ounces produced	804,429	724,240
609	261	Gold ounces produced	1,475	691
40,314	15,035	Equivalent ounces from gold	98,402	37,690
-	3,265	Pounds of lead produced	-	164,393
-	224	Equivalent ounces from lead	-	11,616
-	-	Pounds of zinc produced	-	401,297
-	-	Equivalent ounces from zinc	-	22,979
328,657	205,862	Total production - ounces of silver equiv.	902,831	796,524
319,553	208,651	Ounces of silver equivalents sold	916,174	582,838
$6.46	$11.54	Total US cash cost per ounce (1) (2)	$6.65	$9.76
1,020	2,297	Underground development (m)	2,434	7,757
486	5,844	Diamond drilling (m)	1,462	14,029
$28.66	$45.04	Total US production cost per tonne (2)	$26.56	$40.82
(1) (2)	The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge) and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below.
Cash Costs do not include smelting; production costs per tonne include smelter charges.

Reconciliation of Cash Costs to GAAP		Three Months Ended September 30, 2009				Three Months Ended September 30, 2008
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
DIRECT MINING EXPENSES(MMI)	US$	2,244,322	2,523,098	2,175,762	6,943,182	2,945,664	3,087,046	2,097,866	8,130,576
PROFIT SHARING	US$	53,874	-	-	53,874	-	-	(234,538)	(234,538)
OTHER SELLING COSTS (TRANSPORT, ETC.)	US$	103,454	117,861	111,564	332,879	11,933	49,792	50,248	111,973
THIRD PARTY SMELTING	US$	260,825	1,395,590	1,224,079	2,880,494	326,178	615,287	1,968,496	2,909,961
BYPRODUCT CREDITS (Note 1)	US$	(487,540)	(1,257,511)	(326,260)	(2,071,311)	(758,098)	(843,345)	(1,134,791)	(2,736,234)
LESS PROFIT SHARING	US$	(53,874)	-	-	(53,874)	-	-	234,538	234,538
TOTAL CASH COSTS	US$	2,121,061	2,779,038	3,185,145	8,085,244	2,525,677	2,908,780	2,981,819	8,416,276

CASH COST PER OUNCE PRODUCED	US$/OZ	7.36	7.34	11.84	8.64	13.25	12.06	10.37	11.70
SMELTING/REFINING/TRANSPORTATION
COST PER OUNCE	US$/OZ	(0.90)	(3.69)	(4.55)	(3.08)	(1.71)	(2.55)	(6.85)	(4.05)
DIRECT MINING EXPENSES CASH COST	US$/OZ	6.46	3.65	7.29	5.56	11.54	9.51	3.52	7.65

TONNES PRODUCED	TONNES	73,990	72,988	68,481	215,459	56,071	51,822	62,406	170,299
OUNCES OF SILVER PRODUCED	OZ	288,343	378,680	268,973	935,996	190,603	241,128	287,668	719,399
OUNCES OF SILVER EQ PRODUCED	OZ EQ	40,315	85,453	27,717	153,485	15,259	59,333	46,927	121,519
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	328,658	464,133	296,690	1,089,481	205,862	300,461	334,595	840,918

MINING	$/Tonne	11.47	15.17	12.98	13.21	23.07	27.16	12.93	20.60
MILLING	$/Tonne	13.35	14.93	11.91	13.43	18.43	26.26	7.78	16.91
INDIRECT	$/Tonne	5.51	4.46	6.88	5.59	11.03	6.15	12.91	10.23
DIRECT CASH COST	$/Tonne	30.33	34.56	31.77	32.23	52.53	59.57	33.62	47.74
SELLING AND TRANSPORT COSTS	$/Tonne	1.40	1.61	1.63	1.54	0.21	0.96	0.81	0.66
SMELTING AND REFINING COSTS	$/Tonne	3.53	19.12	17.87	13.37	5.82	11.87	31.54	17.09
BY PRODUCT CREDITS	$/Tonne	(6.59)	(17.23)	(4.76)	(9.61)	(13.52)	(16.27)	(18.18)	(16.07)
DIRECT COST PER TONNE	$/Tonne	28.66	38.07	46.51	37.53	45.04	56.13	47.78	49.42

MINING	$/Oz.	2.94	2.92	3.31	3.04	6.79	5.84	2.81	4.88
MILLING	$/Oz.	3.43	2.88	3.03	3.09	5.42	5.64	1.69	4.00
INDIRECT	$/Oz.	1.41	0.86	1.75	1.29	3.24	1.32	2.80	2.42
DIRECT CASH COST	$/Oz.	7.78	6.66	8.09	7.42	15.45	12.80	7.29	11.30
SELLING AND TRANSPORT COSTS	$/Oz.	0.36	0.31	0.41	0.36	0.06	0.21	0.17	0.16
SMELTING AND REFINING COSTS	$/Oz.	0.90	3.69	4.55	3.08	1.71	2.55	6.84	4.04
BY PRODUCT CREDITS	$/Oz.	(1.69)	(3.32)	(1.21)	(2.21)	(3.98)	(3.50)	(3.94)	(3.80)
CASH COST PER OUNCE	$/Oz.	7.36	7.34	11.84	8.64	13.25	12.06	10.37	11.70

Note 1: The Company changed its estimates regarding provisional sales in the period causing by-product credits at La Encantada to increase US$464,088 in the quarter ended September 30, 2008.

Reconciliation of Cash Costs to GAAP		Year to Date September 30, 2009				Year to Date September 30, 2008
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
DIRECT MINING EXPENSES(MMI)	US$	6,389,839	6,819,153	6,139,467	19,348,459	7,894,996	8,406,011	5,382,419	21,683,426
PROFIT SHARING	US$	53,874	-	59,120	112,994	-	-	-	-
OTHER SELLING COSTS (TRANSPORT, ETC.)	US$	308,898	306,285	339,688	954,871	80,202	175,410	189,596	445,208
THIRD PARTY SMELTING	US$	506,118	3,398,200	3,807,575	7,711,893	460,437	2,897,843	5,678,251	9,036,531
BYPRODUCT CREDITS (Note 1)	US$	(1,350,144)	(2,807,457)	(1,127,776)	(5,285,377)	(907,079)	(3,665,790)	(2,023,928)	(6,596,797)
LESS PROFIT SHARING	US$	(53,874)	-	(59,120)	(112,994)	-	-	-	-
TOTAL CASH COSTS	US$	5,854,711	7,716,181	9,158,954	22,729,846	7,528,556	7,813,474	9,226,338	24,568,368

CASH COST PER OUNCE PRODUCED	US$/OZ	7.28	7.94	9.99	8.44	10.40	7.93	9.09	9.02
SMELTING/REFINING/TRANSPORTATION COST PER OUNCE	US$/OZ	(0.63)	(3.50)	(4.15)	(2.86)	(0.64)	(2.94)	(5.60)	(3.32)
DIRECT MINING EXPENSES CASH COST	US$/OZ	6.65	4.44	5.84	5.58	9.76	4.99	3.49	5.70

TONNES PRODUCED	TONNES	220,420	202,441	213,518	636,379	184,440	179,771	178,481	542,692
OUNCES OF SILVER PRODUCED	OZ	804,428	971,980	917,270	2,693,678	724,239	985,526	1,014,813	2,724,578
OUNCES OF SILVER EQ PRODUCED	OZ EQ	98,403	201,908	93,545	393,856	72,394	239,432	137,376	449,202
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	902,831	1,173,888	1,010,814	3,087,533	796,633	1,224,958	1,152,189	3,173,780

MINING	$/Tonne	10.75	13.37	12.83	12.28	19.66	18.29	10.73	16.27
MILLING	$/Tonne	12.85	15.65	9.90	12.75	12.58	22.33	6.00	13.65
INDIRECT	$/Tonne	5.39	4.66	6.02	5.37	10.62	6.20	13.47	10.09
DIRECT CASH COST	$/Tonne	28.99	33.68	28.75	30.40	42.86	46.82	30.20	40.01
SELLING AND TRANSPORT COSTS	$/Tonne	1.40	1.51	1.59	1.50	0.43	0.98	1.06	0.82
SMELTING AND REFINING COSTS	$/Tonne	2.30	16.79	17.83	12.12	2.50	16.12	31.81	16.65
BY PRODUCT CREDITS	$/Tonne	(6.13)	(13.87)	(5.28)	(8.31)	(4.92)	(20.39)	(11.34)	(12.16)
DIRECT COST PER TONNE	$/Tonne	26.56	38.11	42.89	35.71	40.82	43.46	51.69	45.27

MINING	$/Oz.	2.95	2.79	2.99	2.90	5.01	3.34	1.89	3.24
MILLING	$/Oz.	3.52	3.26	2.31	3.01	3.20	4.07	1.06	2.72
INDIRECT	$/Oz.	1.48	0.97	1.40	1.27	2.70	1.13	2.37	2.01
DIRECT CASH COST	$/Oz.	7.95	7.02	6.70	7.18	10.92	8.54	5.31	7.97
SELLING AND TRANSPORT COSTS	$/Oz.	0.38	0.32	0.37	0.35	0.11	0.18	0.19	0.16
SMELTING AND REFINING COSTS	$/Oz.	0.63	3.50	4.15	2.86	0.64	2.94	5.59	3.32
BY PRODUCT CREDITS	$/Oz.	(1.68)	(2.89)	(1.23)	(1.96)	(1.25)	(3.72)	(1.99)	(2.42)
CASH COST PER OUNCE	$/Oz.	7.28	7.94	9.99	8.44	10.40	7.93	9.09	9.02

Note 1: The Company changed its estimates regarding provisional sales in the period causing by-product credits at La Encantada to increase US$464,088 in the quarter ended September 30, 2008.

		Three months ended September 30, 2009
INVENTORY RECONCILIATION (See Note 1):		San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	28,023	81,262	40,023	-	149,308
Reduction of stockpile	OZ EQ	(15,488)	7,105	(6,524)	-	(14,907)
Ending stockpile inventory	OZ EQ	12,535	88,367	33,499	-	134,401

Opening in process inventory	OZ EQ	14,166	10,840	-	-	25,006
Inventory adjustments	OZ EQ	(796)	821	-	-	25
Ending in process inventory	OZ EQ	13,370	11,661	-	-	25,031

Opening finished goods inventory	OZ EQ	11,596	16,134	46,941	-	74,671
Production - silver equivalent ounces	OZ EQ	328,657	464,133	296,690	-	1,089,480
Shipments - silver equivalent ounces	OZ EQ	(319,553)	(445,044)	(300,003)	-	(1,064,600)
Purchased material for processing	OZ EQ	2,517	3,808	-	-	6,325
Inventory adjustments	OZ EQ	(16,350)	(2,906)	664	-	(18,592)
Ending finished goods inventory	OZ EQ	6,867	36,125	44,292	-	87,284

Total ending inventory before transfers	OZ EQ	95,159	136,153	77,791	-	309,103
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	17,119	17,119
Transfers to coins, ingots and bullion inventory	OZ EQ	(62,387)	-	-	62,387	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(3,633)	(3,633)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(38,088)	(38,088)
Total inventory, all stages and products	OZ EQ	32,772	136,153	77,791	37,785	284,501

Value of ending inventory - (Note 1)	CDN$	204,766	670,955	561,931	323,469	1,761,121
Value of ending inventory - Cdn$ per oz	CDN$	6.25	4.93	7.22	8.56	6.19
Average exchange rate - Q3 2009		1.0974	1.0974	1.0974	1.0974	1.0974
Value of ending inventory - US$ per oz	US$	5.69	4.49	6.58	7.80	5.64

		Year to date September 30, 2009
INVENTORY RECONCILIATION (See Note 1):		San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	147,932	193,165	88,555	-	429,652
Reduction of stockpile	OZ EQ	(135,397)	(104,798)	(55,056)	-	(295,251)
Ending stockpile inventory	OZ EQ	12,535	88,367	33,499	-	134,401

Opening in process inventory	OZ EQ	13,992	8,524	-	-	22,516
Inventory adjustments	OZ EQ	(622)	3,137	-	-	2,515
Ending in process inventory	OZ EQ	13,370	11,661	-	-	25,031

Opening finished goods inventory	OZ EQ	33,276	20,368	48,111	-	101,755
Production - silver equivalent ounces	OZ EQ	902,831	1,173,887	1,010,820	-	3,087,538
Shipments - silver equivalent ounces	OZ EQ	(916,174)	(1,169,899)	(1,007,973)	-	(3,094,046)
Inventory adjustments	OZ EQ	(13,066)	11,769	(6,666)	-	(14,437)
Ending finished goods inventory	OZ EQ	6,867	36,125	44,292	-	80,810

Total ending inventory before transfers	OZ EQ	243,279	136,153	77,791	-	457,223
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	42,453	42,453
Transfers to coins, ingots and bullion inventory	OZ EQ	(210,507)	-	-	210,507	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(5,600)	(5,600)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(209,575)	(209,575)
Total inventory, all stages and products	OZ EQ	32,772	136,153	77,791	37,785	284,501

Value of ending inventory - (Note 1)	CDN$	204,766	670,955	561,931	323,469	1,761,121
Value of ending inventory - Cdn$ per oz	CDN$	6.25	4.93	7.22	8.56	6.19
Average exchange rate - Q3 2009		1.0974	1.0974	1.0974	1.0974	1.0974
Value of ending inventory - US$ per oz	US$	5.69	4.49	6.58	7.80	5.64

Note 1 - The inventory reconciliation above consists of silver coins, bullion, doré, concentrates, ore in process and stockpile but excludes materials and supplies.

		Three Months ended September 30, 2009
Cost of Sales Reconciliation		San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	2,121,061	2,779,038	3,185,145	-	8,085,244
Inventory changes	US$	55,280	(93,860)	(12,302)	-	(50,882)
Byproduct credits	US$	487,540	1,257,511	326,260	-	2,071,311
Smelting and refining	US$	(260,825)	(1,395,590)	(1,224,079)	-	(2,880,494)
Other	US$	290,359	80,732	97,819		468,910
Cost of sales - Calculated	US$	2,693,415	2,627,831	2,372,843	-	7,694,089
Average CDN/US Exchange Rate		0.91013	0.94697	0.94947	-	0.93449
Booked Cost of Sales	CDN$	2,959,383	2,774,983	2,499,113	-	8,233,479
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	(179,092)	(179,092)
Total Cost of Sales as Reported	CDN$				(179,092)	8,054,387

		Year to Date September 30, 2009
Cost of Sales Reconciliation		San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	5,854,711	7,716,182	9,158,954	-	22,729,847
Inventory changes	US$	849,454	156,540	(46,132)	-	959,862
Byproduct credits	US$	1,350,144	2,807,457	1,127,776	-	5,285,377
Smelting and refining	US$	(506,118)	(3,398,200)	(3,807,575)	-	(7,711,893)
Other	US$	180,526	447,293	90,513	-	718,332
Cost of sales - Calculated	US$	7,728,717	7,729,272	6,523,536	-	21,981,525
Average CDN/US Exchange Rate		0.85688	0.86721	0.86153	-	0.86187
Booked Cost of Sales	CDN$	9,019,559	8,912,772	7,572,042	-	25,504,373
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	308,695	308,695
Total Cost of Sales as Reported	CDN$				308,695	25,813,068

Note 1 - Net of intercompany eliminations of $528,329 for the third quarter ended September 30, 2009 and $2,903,712 for the year to date ended September 30, 2009.

REVIEW OF MINING OPERATING RESULTS

The total silver production for the third quarter of 2009 consisted of 1,089,481 ounces of silver equivalents representing an increase of 131,545 ounces or 14% compared to the 957,936 ounces of silver equivalents produced in the second quarter of 2009 and an increase of 248,563 ounces of silver equivalents or 30% compared to the 840,918 ounces of silver equivalents in the third quarter of 2008.

Silver production in the third quarter of 2009 was 935,996 ounces of silver, representing an increase of 108,276 ounces of silver or 13% compared to the second quarter of 2009 and an increase of 216,597 ounces of silver or 30% compared to the third quarter of 2008. In the third quarter of 2009, 1,690,354 pounds of lead were produced, representing an increase of 197,192 pounds or 13% compared to the second quarter of 2009 and an increase of 172,083 pounds or 11% compared to the third quarter of 2008. Gold produced in the third quarter of 2009 was 732 ounces, representing a decrease of 14 ounces or 2% compared to the second quarter of 2009 and an increase of 196 ounces or 37% compared to the third quarter of 2008.

The ore processed during the quarter at the Company's three operating silver mines: the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine; amounted to 215,459 tonnes which is an increase of 10,586 tonnes or 5% over the second quarter of 2009 and 45,161 tonnes or 27% over the third quarter of 2008 during which time a very heavy rainy season led to operational difficulties at all of the Company’s operations.

The average silver head grade in the quarter for the three mines increased to 205 g/t silver compared to 189 g/t silver in the second quarter of 2009 and 196 g/t in the third quarter of 2008.

Total combined recoveries of silver at the Company’s three mills remained at 66% in the third quarter of 2009 compared to 66% in the second quarter of 2009 and 67% in the third quarter of 2008.

A total of 6,597 meters of underground development was completed in the third quarter of 2009 compared to 4,918 metres completed in the second quarter of 2009. This program is important as it provides access to new areas within the different mines and prepares the mines for continued growth of silver production. A total of 1,017 meters of diamond drilling was completed in the third quarter of 2009 compared to 363 metres drilled in the second quarter of 2009.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest city, Melchor Muzquiz, is 225 kilometres away via 45 kilometres of gravel road and 180 kilometres of paved road. The La Encantada mine consists of a 1,000 tpd flotation plant, and other related facilities, including a mining camp with 180 houses, administrative offices, and a private airstrip. The Company owns 100% of the La Encantada Silver Mine.

During the third quarter of 2009, the commissioning process was initiated at the new process plant at the La Encantada Silver Mine and is expected to conclude during the fourth quarter. Once completed, this new plant will have a capacity of 3,500 tpd and will be producing over four million ounces of silver annually. To date, the Company has spent approximately $27.1 million (US$24.3 million) on the new cyanidation plant.

Tonnes milled in the third quarter of 2009 remained consistent with 68,481 tonnes milled in the second quarter of 2009. The average head grade was 256 grams per tonne (“g/t”) in the third quarter of 2009, representing an increase of 19 g/t or 8% when compared to 237 g/t in the second quarter of 2009 and an increase of 12 g/t or 5% when compared to the 244 g/t in the third quarter of 2008. Silver recovery in the third quarter of 2009 was 48% which is comparable with the 50% achieved in the second quarter of 2009 but represents a decrease of 23% when compared to the 62% achieved in the third quarter of 2008. The low recoveries were caused by high manganese content in the ore from the Azul y Oro and Buenos Aires areas. Until the new 3,500 tpd cyanidation plant is completed, metallurgical recoveries are only expected to increase modestly.

A total of 296,690 equivalent ounces of silver were produced during the third quarter of 2009, which is comparable to the 291,430 equivalent ounces of silver produced in the second quarter of 2009 but represents a decrease of 37,905 equivalent ounces of silver or 11% when compared to the 334,595 equivalent ounces of silver produced in the third quarter of 2008. Silver production consisted of 268,973 ounces of silver, representing a modest increase of 2% compared with the 263,321 ounces produced in the second quarter of 2009 and a decrease of 7% compared with the 287,668 ounces produced in the third quarter of 2008. Lead production for the third quarter of 2009 was 536,454 pounds, representing a decrease of 33,258 pounds or 6% compared to 569,712 pounds of lead produced in the second quarter of 2009 and a decrease of 240,645 pounds or 31% compared to the 777,099 pounds of lead produced in the third quarter of 2008.

Underground mine development consisted of 3,637 metres completed in the third quarter of 2009 compared to 2,230 metres of development completed in the second quarter of 2009, representing an increase of 63%. This program focused on several targets including the San Javier/Milagros Breccias, Azul y Oro, improved transportation and logistics out of the mine, the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels in 2009, to confirm additional Reserves and Resources, and for exploration and exploitation purposes going forward. No exploration diamond drilling was completed at La Encantada in the third quarter of 2009.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine is a group of producing underground mines consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings including the San Marcos and the Quebradillas mines, located approximately 65 kilometres southeast of the city of Durango, Mexico. La Parrilla includes an 850 tpd mill consisting of parallel 425 tpd cyanidation and flotation circuits, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

Tonnes milled at La Parrilla were 72,988 tonnes in the third quarter of 2009, representing an increase of 9,440 tonnes or 15%, when compared with the 63,548 tonnes milled in the second quarter of 2009 and an increase of 21,166 tonnes or 41%, when compared with the 51,822 tonnes milled in the third quarter of 2008. The average head grade increased significantly to 218 g/t from 196 g/t in the second quarter of 2009 and from 213 g/t in the third quarter of 2008. Recoveries of silver decreased to 74% in the third quarter of 2009, compared to 81% in the second quarter of 2009, but this represented an increase when compared to the 65% achieved in the third quarter of 2008.

Total silver production increased to 464,134 equivalent ounces of silver in the third quarter of 2009. This represents an increase of 19% or 72,504 equivalent ounces of silver compared to the 391,630 ounces of silver equivalent produced in the second quarter of 2009 and an increase of 54% or 163,673 equivalent ounces of silver when compared to the 300,461 ounces of silver equivalent produced in the third quarter of 2008. The composition of the silver equivalent production in the third quarter of 2009 included 378,680 ounces of silver, 123 ounces of gold, 1,153,900 pounds of lead and 8,913 pounds of zinc. This compares with 324,972 ounces of silver, 221 ounces of gold and 923,450 pounds of lead in the second quarter of 2009 and 241,128 ounces of silver, 275 ounces of gold and 737,908 pounds of lead in the third quarter of 2008.

A total of 1,941 metres of underground development was completed in the third quarter of 2009, compared to 1,982 metres in the second quarter of 2009. 530 metres of diamond drilling was completed in the third quarter of 2009 while no diamond drilling was completed in the second quarter of 2009.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 1,000 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine. The mill has historically produced 100% doré bars and continues to do so. In early 2008, a 500 tpd flotation circuit was completed to take advantage of the large sulphide Resource at this mine, however, due to low base metal prices and high costs of smelting concentrates this circuit is presently not being operated.

During the quarter the Company has been exploring and developing a new area at the San Martin mine, referred to as the San Pedro area located in the footwall of the Zuloaga vein, which is resulting in higher ore grades and additional tonnage being fed to the mill. During the fourth quarter, additional development is planned in order to define the extent of this new area.

Tonnes milled at the San Martin mine were 73,990 tonnes in the third quarter of 2009, representing a slight increase when compared to the 72,844 tonnes milled in the second quarter of 2009 and an increase of 32% when compared to the 56,071 tonnes milled in the third quarter of 2008. The average head grade was 145 g/t in the third quarter of 2009, representing an increase of 5% when compared to the 138 g/t in the second quarter of 2009 and an increase of 14% when compared to the 127 g/t in the third quarter of 2008.

Recoveries of silver in the third quarter of 2009 increased to 84%, from 74% achieved in the second quarter of 2009, however this was a slight decrease from the 89% achieved in the third quarter of 2008. Total production of 328,657 ounces of silver equivalent in the third quarter of 2009 was 20% higher than the 274,876 equivalent ounces of silver produced in the second quarter of 2009 and 60% higher than the 205,862 equivalent ounces of silver produced in the third quarter of 2008. The equivalent ounces of silver in the third quarter of 2009 consisted of 288,343 ounces of silver and 609 ounces of gold. This compares to 239,427 ounces of silver and 525 ounces of gold produced in the second quarter of 2009 and 190,603 ounces of silver, 261 ounces of gold and 3,265 pounds of lead produced in the third quarter of 2008.

During the third quarter of 2009, a total of 486 metres of diamond drilling was completed. This compares to 363 metres drilled in the second quarter of 2009.

During the third quarter of 2009, a total of 1,020 metres of underground development was completed, representing a slight increase to the 707 metres completed in the second quarter of 2009.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of 320 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines; the Perseverancia and San Juan mines which are approximately 1 kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

Presently, permitting is underway for the construction of a new mill at Del Toro. Assuming all permitting is completed in 2009 and funds are available for this project, a new 500 tpd mill is anticipated to be operating towards the end of 2010.

EXPLORATION PROPERTY UPDATES

Cuitaboca Silver Project, Sinaloa, Mexico

The Company has an option to purchase a 100% interest in the Cuitaboca Silver Project, consisting of 5,134 hectares located in the State of Sinaloa, Mexico, which contains at least six well known veins with sulphide mineralization carrying high grade silver. The veins within the property are known as the La Lupita, Los Sapos, Chapotal, Colateral-Jesus Maria, Mojardina and Santa Eduwiges. In October 2008, in an effort to reduce costs, the Company halted its activities at the Cuitaboca project. Further exploration and development consisting of 2,000 metres of direct drifting along the vein and a diamond drill program at both the Colateral and Mojardina veins is being deferred until funds can be allocated to this project. Road construction for access to the La Lupita, Los Sapos, Chapotal, and Santa Eduwiges veins was also deferred. There is a US$275,000 option payment due on November 25, 2009 and the Company intends to meet this commitment.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued pending an improvement in market conditions.

RESULTS OF OPERATIONS

Three Months ended September 30, 2009 compared to Three Months ended September 30, 2008.

	For the Quarter Ended
	September 30, 2009	September 30, 2008
	$	$

Gross Revenue	16,845,886	13,853,479	(1)
Net Revenue	13,724,803	10,817,211	(2)
Cost of sales	8,054,387	7,977,801	(3)
Amortization and depreciation	786,518	455,028	(4)
Depletion	628,801	623,746
Accretion of reclamation obligation	105,400	41,088
Mine operating earnings	4,149,697	1,719,548	(5)
General and administrative	1,724,437	1,521,567	(6)
Stock-based compensation	505,847	1,035,864	(7)
	2,230,284	2,557,431
Operating income (loss)	1,919,413	(837,883)	(8)
Interest and other expenses	(337,208)	(223,639)	(9)
Investment and other income	85,748	331,929	(10)
Foreign exchange (loss) gain	(447,659)	72,816	(11)
Income (loss) before taxes	1,220,294	(656,777)
Income tax (recovery) - current	274,327	(519,549)
Income tax (recovery) - future	(895,656)	237,017
Income tax (recovery) expense	(621,329)	(282,532)	(12)
NET INCOME (LOSS) FOR THE QUARTER	1,841,623	(374,245)	(13)
EARNINGS (LOSS) PER SHARE - BASIC	0.02	(0.01)

1.

Consolidated gross revenue (prior to smelting and refining and metal deductions) for the quarter ended September 30, 2009 was $16,845,886 or $16.54 (US$15.07) per ounce compared to $13,853,479 or $16.29 (US$15.64) per ounce for the quarter ended September 30, 2008 for an increase of $2,992,407, or 22%. A 20% increase in equivalent silver ounces sold in the current quarter contributed to the increase.

2.

Net revenue for the three months ended September 30, 2009 increased by $2,907,592 or 27% to $13,724,803, from $10,817,211 in the third quarter of 2008, due to the increase in the silver ounces sold and the lower smelting and refining charges from two new smelting and refining agreements entered into in February and May 2009.

3.

Cost of sales increased by only $76,586 or less than 1%, to $8,054,387 in the third quarter of 2009 from $7,977,801 in the same quarter of 2008. This modest increase in cost of sales was accomplished while increasing the equivalent silver ounces sold by 20% from the quarter ended September 30, 2008. In the third quarter of 2009, the Company achieved operational efficiencies including reductions in production costs per tonne and cash costs per ounce. Also, in the third quarter of 2008, the Company’s operations in Mexico were negatively impacted by an extremely wet and stormy rainy season and this led to the higher operating costs.

4.

Amortization and depreciation increased by $331,490 or 73%, to $786,518 in the third quarter of September 2009 from $455,028 in the same quarter of 2008, due to the higher level of depreciable assets in the current quarter including assets acquired by capital lease in the fourth quarter of 2008 and in 2009.

5.

Mine operating earnings increased by $2,430,149 or 141% to $4,149,697 for the quarter ended September 30, 2009 from $1,719,548 for the same quarter in the prior year. This is primarily due to the $2,907,592 increase in net revenue.

6.	General and administrative expenses increased by $202,870 or 13% compared to the prior year due to higher legal fees, professional fees and directors fees in the current quarter.

7.	Stock-based compensation decreased by $530,017 or 51% due to fewer new option grants and fewer options vesting in the quarter ended September 30, 2009.

8.

Operating income increased by $2,757,296 or 329% to $1,919,413 for the quarter ended September 30, 2009, from an operating loss of $837,883 for the quarter ended September 30, 2008, due to the increase in mine operating earnings and reduced stock-based compensation.

9.

Interest and other expenses increased by $113,569 or 51% in the quarter ended September 30, 2009 compared to the quarter ended September 30, 2008. The increase is primarily attributed to additional interest on capital leases, interest on outstanding property payments relating to the Quebradillas Mine at La Parrilla and financing cost relating to advance payments on silver shipments.

10.	Investment and other income decreased by $246,181 or 74% due to declining interest rates on short-term investments.

11.

The foreign exchange loss increased to $447,659 in the quarter ended September 30, 2009 from a foreign exchange gain of $72,816 in the quarter ended September 30, 2008 due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

12.

During the quarter ended September 30, 2009, the Company recorded an income tax recovery of $621,329 compared to a recovery of $282,532 in the quarter ended September 30, 2008, and this is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008.

13.

As a result of the foregoing, net income for the quarter ended September 30, 2009 was $1,841,623 or $0.02 per common share compared to a net loss of $374,245 or $0.01 per common share in the quarter ended September 30, 2008, for an increase of $2,215,868.

Nine Months ended September 30, 2009 compared to Nine Months ended September 30, 2008.

	For the Nine Months Ended
	September 30, 2009	September 30, 2008
	$	$

Gross Revenue	50,089,619	44,390,294	(1)
Net Revenue	41,136,552	35,218,282	(2)
Cost of sales	25,813,068	22,124,612	(3)
Amortization and depreciation	2,588,908	2,119,459	(4)
Depletion	2,028,008	2,208,952	(5)
Accretion of reclamation obligation	338,610	136,930	(6)
Mine operating earnings	10,367,958	8,628,329
General and administrative	5,656,753	5,753,772	(7)
Stock-based compensation	2,203,394	2,814,696	(8)
	7,860,147	8,568,468
Operating income	2,507,811	59,861	(9)
Interest and other expenses	(1,102,179)	(789,338)	(10)
Investment and other income	597,764	1,113,379	(11)
Foreign exchange (loss) gain	(559,567)	605,850	(12)
Income before taxes	1,443,829	989,752
Income tax - current	445,910	186,385
Income tax (recovery) - future	(2,819,817)	409,245
Income tax (recovery) expense	(2,373,907)	595,630	(13)
NET INCOME FOR THE PERIOD	3,817,736	394,122	(14)
EARNINGS PER SHARE - BASIC	0.05	0.01

1.

Gross revenue (prior to smelting and refining and metal deductions) for the nine month period ended September 30, 2009 was $50,089,619 compared to $44,390,294 for the nine month period ended September 30, 2008 for an increase of $5.7 million or 13%. A 12% increase in silver equivalent ounces sold in the first nine months of 2009, compared to the first nine months of 2008, contributed to this increase. Total equivalent ounces of silver sold for the nine months ended September 30, 2009, was 3,088,141 ounces whereas for the nine months ended September 30, 2008, the total equivalent ounces of silver sold was 2,762,357 ounces, for an increase of 325,784 equivalent ounces of silver.

2.

Net revenue for the nine months ended September 30, 2009 increased by $5.9 million or 17%, from $35,218,282 in the nine months ended September 30, 2008 to $41,136,552 in the nine months ended September 30, 2009. Smelting and refining charges and metal deductions were reduced by 2% during the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008, and reflects the reductions in smelting and refining charges related to two new smelting and refining agreements entered into in February and May 2009 for doré and concentrate smelting. Net revenue in the current year to date period also included the incremental revenue of $657,324 from the sales of coins, ingots and bullion to consumers and individual retail investors over the Company’s website.

3.	Cost of sales increased by $3.7 million or 17% from $22,124,612 to $25,813,068 for the nine months ended September 30, 2009 due to a 12% increase in the equivalent ounces of silver sold.

4.

Amortization and depreciation increased by $469,449 or 22%, to $2,588,908 for the nine months ended September 30, 2009 from $2,119,459 for the nine months ended September 30, 2008, due to the higher level of depreciable assets in the current year including assets acquired by capital lease in the fourth quarter of 2008 and in 2009.

5.

Depletion expense decreased by $180,944 or 8% to $2,028,008 in the nine months ended September 30, 2009 compared to $2,208,952 for the nine months ended September 30, 2008 and is primarily related to the San Martin mine as less tonnage was extracted from reserves, and more tonnage was extracted from areas outside of reserves.

6.

Accretion of reclamation obligations has increased by $201,680, from $136,930 in the nine months ended September 30, 2008 to $338,610 in the nine months ended September 30, 2009, due to the updated cost estimates for reclamation activities as determined in late 2008.

7.	General and administrative expenses decreased by $97,019 or 2% due to reductions in advertising and promotion, travel and office costs.

8.	Stock-based compensation decreased by $611,302 or 22% due to fewer new option grants and fewer options vesting in the current year-to-date period.

9.

Operating income increased by $2,447,950 or 4,089%, from $59,861 for the period ended September 30, 2008 to $2,507,811 for the period ended September 30, 2009. The increase is attributable to the $1,739,629 increase of mine operating earnings, as well as reductions of $97,019 and $611,302 on general and administrative expenses and stock-based compensation, respectively.

10.

Interest and other expenses increased by $312,841 or 40% in the nine month period ended September 30, 2009 compared to the prior year and is primarily attributed to additional interest on capital leases, interest on outstanding property payments relating to the Quebradillas Mine at La Parrilla and financing cost relating to advance payments on silver shipments.

11.

Investment and other income decreased by $515,615 or 46%. Interest rates on short-term investments continued to decline in the first nine months of 2009 but this was offset by gains of $556,880 that were realized on derivative financial instruments.

12.

There was a foreign exchange loss of $559,567 for the nine month period ended September 30, 2009, compared to a gain of $605,850 in the nine month period ended September 30, 2008, due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

13.

During the nine months ended September 30, 2009, the Company recorded an income tax recovery of $2,373,907 compared to a tax expense of $595,630 in the nine months ended September 30, 2008. This is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008. Included in the current recovery is a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which has increased the tax loss carryforwards.

14.

As a result of the foregoing, net income for the nine months ended September 30, 2009 was $3,817,736 or $0.05 per common share (basic) compared to net income of $394,122 or $0.01 per common share for the nine months ended September 30, 2008, for an increase of $3.4 million.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the last eight quarters.

	Quarter	Net sales revenues $	Net income (loss) after taxes $	Basic and diluted net income (loss) per common share $	Stock based compensation (1) $	Note
Year ended December 31, 2009	Q3	13,724,803	1,841,623	0.02	505,847	2
	Q2	13,024,877	1,036,416	0.01	800,808	3
	Q1	14,386,872	939,698	0.01	896,739	4
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	5
	Q3	10,817,211	(374,245)	(0.01)	1,035,864
	Q2	11,436,889	(296,956)	0.00	670,616	6
	Q1	12,964,182	1,065,323	0.02	1,108,216
Year ended December 31, 2007	Q4	11,631,477	(1,292,631)	(0.03)	1,446,821

Notes:

(1)

Stock-based Compensation - the net losses are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

(2)

In the quarter ending September 30, 2009, net sales revenue increased due to rising silver prices. The average gross revenue per ounce of silver realized was US$15.07 in the quarter ended September 30, 2009, increasing from US$12.60 in the prior quarter ended June 30, 2009.

(3)	In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

(4)

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

(5)

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metal settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million relating to net U.S. monetary liabilities in the fourth quarter of 2008.

(6)

In the quarter ended June 30, 2008, the Company had a revision to its smelting charges imposed, resulting in an incremental charge and reduction of net sales of $1.9 million (US$1,852,830) in the quarter. Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate.

Revenues Per Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and intercompany shipments of coins, ingots and bullion products. The following analysis provides the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP. Gross revenues are deducted by shipped ounces of equivalent silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis	Quarter Ended September 30,		Year to Date September 30,
	2009 $	2008 $	2009 $	2008 $
MEXICO
Gross revenues - silver dore bars and concentrates	17,058,732	13,853,479	49,524,306	44,390,294
Less: refining and smelting charges	(2,475,509)	(2,515,592)	(7,181,971)	(7,662,158)
Less: metal deductions	(716,255)	(520,675)	(1,841,777)	(1,509,854)
Net revenue from silver dore and concentrates	13,866,968	10,817,212	40,500,558	35,218,282
Equivalent ounces of silver sold	1,064,600	850,461	3,094,046	2,762,357
Average gross revenue per ounce sold ($CDN)	16.02	16.29	16.01	16.07
Average exchange rate in the period ($US/$CDN)	1.0974	1.0418	1.1700	1.0186
Average gross revenue per ounce sold ($US)	14.60	15.64	13.68	15.78
CANADA
Gross revenues - silver coins, ingots and bullion	656,660	-	3,658,741	-
Equivalent ounces of silver sold, from Mexican production	38,088	-	209,575	-
Average gross revenue per ounce sold ($CDN)	17.24	-	17.46	-
Average exchange rate in the period ($US/$CDN)	1.0974	-	1.1700	-
Average gross revenue per ounce sold ($US)	15.71	-	14.92	-
CONSOLIDATED
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	17,715,392	13,853,479	53,183,047	44,390,294
Less: intercompany eliminations	(869,506)	-	(3,093,428)	-
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	16,845,886	13,853,479	50,089,619	44,390,294
Less: refining and smelting charges, net of intercompany	(2,440,169)	(2,515,592)	(7,146,631)	(7,662,158)
Less: metal deductions, net of intercompany	(680,914)	(520,675)	(1,806,436)	(1,509,854)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	13,724,803	10,817,212	41,136,552	35,218,282
Equivalent ounces of silver sold (after interco. eliminations)	1,018,417	850,461	3,088,141	2,762,357
Average gross revenue per ounce sold ($CDN)	16.54	16.29	16.22	16.07
Average exchange rate in the period ($CDN/$US)	1.0974	1.0418	1.1700	1.0186
Average gross revenue per ounce sold ($US)	15.07	15.64	13.86	15.78
Average market price of per ounce of silver per LBMA.ORG.UK ($US)	14.69	15.09	13.69	16.60

LIQUIDITY

At September 30, 2009, the Company had working capital of $6.0 million and cash and cash equivalents of $8.2 million compared to a working capital deficiency of $1.0 million and cash and cash equivalents of $17.4 million at December 31, 2008. Working capital increased primarily as a result of a $18.7 million reduction of current liabilities (which includes $2,741,260 settled through the issuance of shares as further described below) and a $9.3 million reduction in cash and cash equivalents.

On July 16, 2009, the Company derecognized $14.3 million pursuant to a consent order with respect to the vendor liability and interest relating to the acquisition of First Silver. The consent order requires that the $14.3 million be held in trust pending the outcome of litigation. These funds will be accessible to the Company in the event of a favourable outcome to the litigation.

In August and September 2009, the Company also settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a deemed value of $2.30 per share.

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011 and 334,239 warrants expire on September 16, 2011. Finder's fee in the amount of $101,016 and 50,000 warrants were paid in respect to a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011. The net proceeds of the offering are being used for general working capital purposes.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,685,276, of which $18,836,518 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The Company is using $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine and the remainder for general working capital. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The underwriters did not exercise their option to purchase the option shares or warrants. During the nine months ended September 30, 2009, the Company also received $7,938 pursuant to the exercise of 6,250 stock options.

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters issuing 8,500,000 units at an issue price of $5.35 per unit for net proceeds to the Company of $42,881,471, of which $40,144,471 was allocated to the common shares, $2,380,000 was allocated to the warrants and $357,000 was allocated to the underwriter’s warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 expiring March 25, 2010. In addition, the Company received $1,398,566 pursuant to the exercise of 436,650 stock options and $31,875 pursuant to the exercise of 7,500 warrants during the nine months ended September 30, 2008.

During the nine months ended September 30, 2009, the Company invested $9.1 million (September 30, 2008 -$23.8 million) on the acquisition, exploration and development of its mineral properties and a further $14.4 million (September 30, 2008 - $14.5 million) on plant and equipment. In late 2008, the Company took actions to reduce its rate of spending on exploration and development expenditures. Although the Company has expended approximately US$24.3 million to date on its capital expansion at La Encantada, the capital expansion is expected to be a total of US$27.5 million and to increase capacity to 3,500 tonnes per day.

In August 2009, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, US$1.5 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required.

In October 2009, the Company entered into an agreement for two loan facilities totaling $53.8 million Mexican pesos (CAD$4.3 million) from the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI). Funds from this loan will be used for the completion of the new 3,500 tpd cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $47.1 million Mexican pesos (CAD$3.7 million), bears interest at the Mexican interbank rate plus 7.51% and is repayable over a 60-month period. The working capital loan, for up to $6.7 million Mexican pesos (CAD$0.6 million), bears interest at the Mexican interbank rate plus 7.31% and is a 90-day revolving loan. The loans will be secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. The Company has no exposure to and has not invested in any asset backed commercial paper securities.

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2009, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

During the period ended September 30, 2009, the Company:

a)

incurred $213,281 for the nine month period ended September, 2009 and $65,533 for the quarter ended September 30, 2009 (nine months ended September 30, 2008 - $197,359; quarter ended September 30, 2008 - $77,086) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $211,733 for the nine month period ended September 30, 2009 and $65,271 for the quarter ended September 30, 2009 (nine months ended September 30, 2008 - $215,624; quarter ended June 30, 2008 - $76,519) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,269,751 of service fees during the nine month period September 30, 2009 and $nil for the quarter ended September 30, 2009 (nine months ended September 30, 2008 - $6,618,301; quarter ended September 30, 2008 - $2,411,178) to a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $165,227 was unpaid as at September 30, 2009 (September 30, 2008 - $3,075,105). This relationship was terminated in February 2009.

d)

Incurred $nil for the nine month period ended September 30, 2009 (nine months ended September 30, 2008 - $7,365) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to Del Toro.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

PROPOSED TRANSACTIONS

Proposed Acquisition of Normabec Mining Resources Ltd.

In September 2009, First Majestic agreed to acquire Normabec Mining Resources Ltd. (“Normabec”) via entering into a definitive agreement. The acquisition will be an all-share transaction by way of plan of arrangement (the "Arrangement").

The agreement provides that First Majestic will acquire Normabec in exchange for the issuance directly to Normabec's shareholders of 0.060425 First Majestic shares for each Normabec common share outstanding (the "Exchange Ratio"). In addition to Normabec's shareholders receiving shares in First Majestic, they will also receive shares in a newly formed public company ("Newco") which will hold Normabec's interest in the Pitt Gold Property (and all other Quebec mineral interests currently held by Normabec) which will continue to be managed by the existing Normabec management. Subsequent to the completion of the Arrangement, First Majestic will invest, via a private placement, $300,000 in this public company which will represent approximately 10% of Newco.

Normabec's primary asset is the Real de Catorce Silver Project which is located in the northern portion of San Luís Potosí state, Mexico.

The proposed Arrangement was approved by Normabec shareholders on November 6, 2009, received court approvals on November 9, 2009, and is expected to close on November 13, 2009.

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

CONTRACTUAL OBLIGATIONS

The Company’s liabilities have contractual maturities which are summarized below;

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$3,382,276	$2,200,451	$1,181,825	$-	$-
Purchase Obligations (1)	5,970,275	5,970,275	-	-	-
Debt Facility (2)	1,431,112	1,431,112
Vendor Liability on Mineral Property (3)	297,461	297,461	-	-	-
Total Contractual Obligations (4)	$11,081,124	$9,899,299	$1,181,825	$-	$-

(1)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project (US$5.6 million).

(2)	Debt fa cility that was advanced against the lead concentrate production from the La Parrilla Silver Mine.

(3)	Vendor liability on mineral property on the Quebradillas Mine at La Parrilla.

(4)	Amounts above do not include payments related to the Company's future asset retirement obligations (see Note 17), nor do they include accounts payable and accrued liabilities of $11.7 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2008. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2008. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at September 30, 2009.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at September 30, 2009, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

FUTURE ACCOUNTING CHANGES

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and determined that the following may have a significant impact on the Company.

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009. The Company has determined there is no impact on its consolidated financial statements.

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management reviewed internal controls in detail in 2008 and noted weaknesses in internal controls related to education and adoption of new automated internal controls in Mexico proposed when its new accounting information systems were adopted in the first quarter of 2008. The risk of material error is mitigated by extensive management review of financial reports and various account reconciliations and analyses in both Mexico and Canada. Management is continuing to rely significantly on substantive testing and detailed analyses in parallel with establishing detailed controls over the new systems in order to mitigate specific weaknesses while ensuring the fair presentation of its financial statements. During the quarter, significant progress on the remediation plan has been achieved and management expects the remainder of its current plan to be completed by the end of the year.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico but these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at September 30, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is presently undergoing a diagnostic assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. While the effects of IFRS have not yet been fully determined, the Company has identified several key areas where it is likely to be impacted by accounting policy changes, including the accounting for Property, Plant and Equipment, Asset Retirement Obligations and Business Combinations. Further detailed analysis of these areas is underway, and no decisions have yet been made with regard to accounting policy choices.

A more detailed review of the impact of IFRS on the Company’s consolidated financial statements, and other areas of the Company is in progress and is expected to be completed by the end of 2009. The Company will continue to monitor changes in IFRS during the implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting. There will be changes in accounting policies related to the adoption of IFRS and these changes may materially impact the Company’s financial statements in the future.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2008.